Exhibit 10

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 34 to Registration Statement No. 333-89775 on Form N-1A of our reports dated October 22, 2019, relating to the financial statements and financial highlights of BlackRock Large Cap Focus Growth Fund, Inc. (formerly known as BlackRock Focus Growth Fund, Inc.) (the “Fund”) and Master Focus Growth LLC, appearing in the Annual Report on Form N-CSR of the Fund for the year ended August 31, 2019 and to the references to us under the headings “Financial Highlights” and “Independent Registered Public Accounting Firm” in the Prospectuses and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

December 20, 2019